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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A

                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No.2)

                         GLOBALNET FINANCIAL.COM., INC.
                            (Name of Subject Company)

                          GLOBALNET FINANCIAL.COM, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     37937R

                      (CUSIP Number of Class of Securities)

                                  Ron R. Goldie
                             Chief Operating Officer
                          GlobalNet Financial.com, Inc.
                              33 Glasshouse Street
                                 London W1R 5RG
                                 United Kingdom
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000


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     This Amendment No. 2 (the "Amendment") supplements and, as so supplemented, amends the Schedule 14D-9 originally filed on July 25, 2001 and the Schedule 14D-9/A filed on July 26, 2001 (as amended, the "Schedule 14D-9") by GlobalNet Financial.com, Inc., a Delaware corporation (the "Company") relating to the offer by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent") to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the
"Class A Shares"), of the Company, at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The Items of the Schedule 14D-9 set forth below are hereby supplemented and, as so supplemented, amended as follows:



Item 1.  Subject Company Information.

     Item 1 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the last full paragraph:

     "On April 17, 2001, the staff of the Nasdaq National Market System ("the Nasdaq") notified the Company that its Common Shares had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days as required by the Nasdaq. On July 18, the Nasdaq notified the Company that because it had not regained compliance with Nasdaq Marketplace Rules, its Common Shares would be delisted from the Nasdaq at the opening of business on July 26, 2001, unless the Company chose to appeal such determination.

     On July 25, 2001, the Company filed an appeal requesting a written hearing before a Nasdaq Listing Qualifications Panel to review the Nasdaq staff determination to delist the Company's Common Shares. On July 31, 2001, the Nasdaq informed the Company that such hearing would take place on August 31, 2001.

     The Company believes it is important that its Common Shares continue to be listed on the Nasdaq so that shareholders can continue to receive current
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quotes and that the Common Shares can maintain liquidity during the pendency of the Offer (as defined below)."



Item 4.  The Solicitation or Recommendation.

      Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bullet points after the eighteenth bullet point under the heading "Reasons for the Recommendation" in the Schedule 14D-9:



      "- the fact that the proposed value of the offer in the Merger Agreement which was $0.55 per Company Common Share and $0.055 per Company Class A Common Share as of June 14, 2001, had declined to approximately $0.43 per Company Common Share and $0.043 per Company Class A Common Share as of July 16, 2001, based on the closing mid-market price of Parent's ordinary shares on AIM on that date and prevailing exchange rates;


      - the Board's belief that the value of Parent's offer could continue to decline over the minimum three to four month period of time required to complete the share exchange transaction with Parent;"



Item 8. Additional Information.

      Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last full paragraph:

     "(e) Non-disclosure Agreement. On July 30, 2001, GlobalNet received an unsolicited offer from AISoftw@re S.p.A. ("AISoftw@re"), proposing to acquire each outstanding Share of the Company in a stock for stock exchange pursuant to which holders of Company Common Shares would receive ordinary shares of AISoftw@re valued at $0.55 per share and holders of the Company Class A Common Shares would receive ordinary shares of AISoftw@re valued at $0.055 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and Nuovo Mercato in Milan, Italy.

      On August 7, 2001, the Company and AISoftw@re entered into a non-disclosure agreement in order to facilitate discussions between the parties and pursuant to which the Company will furnish information to AISoftw@re regarding the Company and its related businesses. Additionally, pursuant to the non-disclosure agreement, AISoftw@re has agreed that if it does not enter into a definitive merger agreement with the Company by August 15, 2001, it will tender all shares of the Company owned by it or its affiliates into the tender offer currently outstanding by Purchaser.
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      The proposal is subject to certain significant contingencies, such as
AISoftw@re's completion of due diligence, the execution of a definitive merger agreement and the approval of GlobalNet's Board of Directors.

      Notwithstanding the execution of the non-disclosure agreement with AISoftw@re or any discussions that may take place between AISOftw@re and the Company, the Merger Agreement remains in full force and effect. Accordingly, the Company's Board of Directors has not withdrawn its recommendation and support of the Offer and it reiterates its recommendation that Company shareholders tender their Shares into the Offer.

      The AISoftw@re proposal is subject to certain significant contingencies, such as AISoftw@re's completion of due diligence, the execution of a definitive merger agreement and the approval of the Company's Board of Directors."



Item 12.  Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibits:

     "Exhibit 12. Press release issued by GlobalNet Financial.com, Inc. on August 7, 2001.

     Exhibit 13. Non-disclosure Agreement, dated August 7, 2001, by and between GlobalNet Financial.com, Inc. and AISoftw@re S.p.A.

     Exhibit 14. Letter of Assignment, dated August 7, 2001 from GlobalNet Financial.com, Inc. to AISoftw@re S.p.A.

     Exhibit 15. Letter of Assignment, dated August 7, 2001 from GlobalNet Financial.com, Inc. to New Media SPARK plc."
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    GLOBALNET FINANCIAL.COM, INC.


                                    By:   /s/ Ron R. Goldie
                                          ------------------------
                                          Name: Ron R. Goldie
                                          Title:Chief Operating Officer





Dated: August 9, 2001